                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                --------------


                                 SCHEDULE 13D
                               (Amendment No. 1)
                                (Rule 13d-101)


        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
            1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                             BLUEGREEN CORPORATION
                               (Name of Issuer)

                    Common Stock, par value $0.01 per share
                        (Title of Class of Securities)

                                  703365 10 6
                                (CUSIP Number)

                                 Harold Lueken
                       Morgan Stanley & Co. Incorporated
                    1221 Avenue of the Americas, 27th Floor
                           New York, New York  10020
                                (212) 762-7380
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                With a copy to
                                David J. Lowery
                          Jones, Day, Reavis & Pogue
                         2001 Ross Avenue, 23rd Floor
                             Dallas, Texas  75201
                            Tel. No. (214) 220-3939

                                March 26, 1999
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

                        (Continued on following pages)
                             (Page 1 of 24 Pages)

===============================================================================

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 703365106                                       PAGE 2 OF 24 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Morgan Stanley Dean Witter & Co.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             4,117,648 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          4,117,648 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      4,117,648 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      17.0% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

===============================================================================

===============================================================================

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 703365106                                       PAGE 3 OF 24 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      MSREF III, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             4,117,648 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          4,117,648 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      4,117,648 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      17.0% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN

===============================================================================

===============================================================================

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 703365106                                       PAGE 4 OF 24 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Morgan Stanley Real Estate Investors III, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             100,215 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          100,215 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      100,215 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.4% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
===============================================================================

===============================================================================

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 703365106                                       PAGE 5 OF 24 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Morgan Stanley Real Estate Fund III, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,521,473 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,521,473 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,521,473 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.3% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
===============================================================================

===============================================================================

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 703365106                                       PAGE 6 OF 24 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      MSP Real Estate Fund, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,504,526 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,504,526 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,504,526 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.2% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
===============================================================================

===============================================================================

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 703365106                                       PAGE 7 OF 24 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      MSREF III Special Fund, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             991,434 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          991,434 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

       991,434 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.1% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
===============================================================================

     This Amendment No. 1 supplements and amends the Statement on Schedule 13D, dated August 14, 1998 (the "Schedule 13D") by (i) Morgan Stanley Dean Witter & Co., a Delaware corporation ("MSDW"), (ii) MSREF III, Inc., a Delaware corporation, (iii) Morgan Stanley Real Estate Investors III, L.P., a Delaware limited partnership ("MSREI"), (iv) Morgan Stanley Real Estate Fund III, L.P., a Delaware limited partnership ("MSREF"), (v) MSP Real Estate Fund, L.P., a Delaware limited partnership ("MSP") and (vi) MSREF III Special Fund, L.P., a Delaware limited partnership ("Special Fund" and, together with MSREI, MSREF and MSP, the "Funds").

Item 1.   Security and Issuer.
          -------------------

          Not amended.

Item 2.   Identity and Background.
          -----------------------

          Item 2 is hereby amended by deleting the second through the fifth paragraphs thereof and substituting therefor the following four paragraphs:

          The general partner of each of the Funds is MSREF III, L.L.C. The MS Member of MSREF III, L.L.C. is MSREF III, Inc., a wholly-owned subsidiary of MSDW. MSREF III, L.L.C. is a limited partner of MSREF, MSREI, MSP and Special Fund.

          The principal business of MSDW is to provide global financial services through its three primary businesses--securities, asset management and credit services. The principal business of MSREF III, L.L.C. is to act as the general partner of the Funds. The principal business of MSREF III, Inc. is to act as the MS Member of MSREF III, Inc. The principal business of each of the Funds is to acquire, hold and dispose of investments in real estate and real estate related asset portfolios and operating companies.

          The address of the principal business and office of the Funds, MSREF III, L.L.C., MSREF III, Inc. and MSDW is 1585 Broadway, New York, New York 10036.

          During the last five years, none of MSDW, MSREF III, L.L.C., MSREF III, Inc., MSREI, MSREF, MSP, or Special Fund, nor to the best knowledge of any of them, any of the persons listed on Appendix A attached hereto has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Item 3 is hereby amended by adding the following paragraph after the last paragraph thereof.

          The general and limited partners of the Funds contributed, in the aggregate, $10,000,000 for the 1,176,471 shares of Common Stock purchased by them.

Item 4.   Purpose of Transaction.
          ----------------------

          Not amended.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Item 5 is hereby amended by deleting the second, third and fourth paragraphs thereof and substituting therefor the following six paragraphs:

          Pursuant to the Securities Purchase Agreement, the Company exercised its right to require the Funds to purchase 1,176,471 of the Remaining Shares for an aggregate purchase price of $10,000,000 ($8.50 per share). The Funds purchased such Remaining Shares on March 26, 1999. MSREI purchased 19,333 of such Remaining Shares; MSREF purchased 417,061 of such Remaining Shares; MSP purchased 333,937 of such Remaining Shares; and Special Fund purchased 406,140 of such Remaining Shares.

          As a result of such purchases, for purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, ("Rule 13d-3") the Funds may be deemed to beneficially own, in the aggregate 4,117,648 shares of Common Stock, or 17.0% of the total number of shares of Common Stock outstanding pursuant to Rule 13d-3 (the "Outstanding Shares"). Immediately following the purchase of such Remaining Shares, (i) MSREI will beneficially own 100,215 of such shares, representing 0.4% of the Outstanding Shares; MSREF will beneficially own 1,521,473 of such shares, representing 6.3% of the Outstanding Shares, MSP will beneficially own 1,504,526 of such shares, representing 6.2% of the Outstanding Shares; and Special Fund will beneficially own 991,434 of such shares, representing 4.1% of the Outstanding Shares.

          The percentages set forth in the preceding paragraphs are based on 24,241,376 shares of Common Stock outstanding (including (i) 23,064,905 shares of Common Stock outstanding before the purchase of the Remaining Shares by the Funds as set forth in the Company's Quarterly Report or Form 10-Q for the period ended December 27, 1998 and (ii) the 1,176,471 shares of Common Stock issued to the Funds as described herein).

          Each of MSREF III, Inc. and MSDW may be deemed to have shared voting and dispositive power with respect to the shares of Common Stock held by the Funds.

          Except as disclosed herein, none of MSREI, MSREF, MSP, Special Fund, MSREF III, Inc., MSREF III, L.L.C. or MSDW has effected any transaction in shares of the Common Stock during the preceding 60 days.

          No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          --------------------------------------------------------

          Item 6 is hereby amended by adding the following two paragraphs after the second paragraph thereof.

Amendment to Securities Purchase Agreement

          The Funds and the Company entered into an Amendment to Securities Purchase Agreement dated as of March 26, 1999 (the "Amendment"). Pursuant to the Amendment, among other things, all of the conditions to the sale and purchase of the Remaining Shares after March 26, 1999 were removed.

          A copy of the Amendment to Securities Purchase Agreement is attached hereto as Exhibit 1 and incorporated herein by reference.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          The following are filed herewith as Exhibits to this Schedule 13D.


                 Exhibit
                   No.     Description
                ---------  -----------

                    1      Amendment to Securities Purchase Agreement

                                   SIGNATURE

      After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: April 1, 1999                     MORGAN STANLEY DEAN WITTER & CO.



                                        By: /s/ Robert G. Koppenol
                                           ------------------------------------
                                           Name:  Robert G. Koppenol
                                           Title: Principal

                                   SIGNATURE

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  April 1, 1999                    MSREF III, INC.



                                        By: /s/ John A. Henry
                                           ------------------------------------
                                           Name:  John A. Henry IV
                                           Title: Vice President

                                   SIGNATURE

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: April 1, 1999               MORGAN STANLEY REAL ESTATE INVESTORS III, L.P.

                                  By: MSREF III, L.L.C., its General Partner
                                      By:  MSREF III, Inc., its MS Member



                                           By: /s/ John A. Henry
                                              ----------------------------------
                                              Name:  John A. Henry IV
                                              Title: Vice President

                                   SIGNATURE

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: April 1, 1999                MORGAN STANLEY REAL ESTATE FUND III, L.P.

                                   By: MSREF III, L.L.C., its General Partner
                                      By:  MSREF III, Inc., its MS Member



                                           By: /s/ John A. Henry
                                              ----------------------------------
                                              Name:  John A. Henry IV
                                              Title: Vice President

                                   SIGNATURE

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:     April 1, 1999            MSP REAL ESTATE FUND, L.P.

                                   By: MSREF III, L.L.C., its General Partner
                                      By:  MSREF III, Inc., its MS Member


                                           By: /s/ John A. Henry
                                              ---------------------------------
                                              Name:  John A. Henry IV
                                              Title: Vice President

                                   SIGNATURE

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:     April 1, 1999            MSREF III SPECIAL FUND, L.P.
                                   By: MSREF III, L.L.C., its General Partner
                                      By:  MSREF III, Inc., its MS Member


                                           By: /s/ John A. Henry
                                              ---------------------------------
                                              Name:  John A. Henry IV
                                              Title: Vice President

                                                                      APPENDIX A


         CERTAIN INFORMATION REGARDING DIRECTORS AND EXECUTIVE OFFICERS
                    OF MORGAN STANLEY DEAN WITTER & CO. AND
                                MSREF III, INC.

     Set forth below are the names of the directors and executive officers of Morgan Stanley Dean Witter & Co. ("MSDW") and MSREF III, Inc. as well as their residence or business addresses, and present principal occupations. If no address is given, the director's or executive officer's business address is that of MSDW at 1535 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to MSDW. Each individual is a United States citizen.

1.   MORGAN STANLEY DEAN WITTER & CO.

       Name and Business Address          Present Principal Occupation
       -------------------------          ----------------------------
     * Robert P. Bauman                   Non-executive Chairman of BTR plc
       BTR plc
       BTR House
       Carlisle Place
       Buckingham Gate
       London SW1P 1BX

     * Edward A. Brennan                  Retired; former Chairman of the Board,
                                          President and Chief Executive Officer
                                          of Sears, Roebuck and Co.

     * Diana D. Brooks                    President and Chief Executive Officer
       Sotheby's Holdings, Inc.           of Sotheby's Holdings, Inc.
       1334 York Avenue
       New York, NY 10021

     * Daniel B. Burke                    Retired; former Chief Executive
                                          Officer of Capital Cities/ABC, Inc.

       Christine A. Edwards               Executive Vice President, Chief Legal
                                          Officer and Secretary

     * Richard B. Fisher                  Chairman of the Board of Directors of
                                          Morgan Stanley & Co. Incorporated

     * C. Robert Kidder                   Chairman of the Board and Chief
       Borden, Inc.                       Executive Officer of Borden, Inc.
       180 East Broad Street
       Columbus, Ohio  43215

       Name and Business Address          Present Principal Occupation
       -------------------------          ----------------------------
     * John J. Mack                       President and Chief Operating Officer

     * Miles L. Marsh                     Chairman and Chief Executive Officer
       Fort James Corporation             of Fort James Corporation
       75 Tri-State International Office
       Center
       Lincolnshire, IL 60069

     * Michael A. Miles                   Special Limited Partner, Forstmann
       1350 Lake Road                     Little & Co.
       Lake Forest, Illinois  60045

     * Allen E. Murray                    Retired; former Chairman of the Board
                                          of Directors and Chief Executive
                                          Officer of Mobil Corporation

     * Philip J. Purcell                  Chairman of the Board and Chief
                                          Executive Officer

     * Clarence B. Rogers, Jr.            Chairman of the Board of Equifax, Inc.
       Equifax, Inc.
       1600 Peachtree Street, N.W.
       Atlanta, Georgia  30309

       John H. Schaefer                   Executive Vice President and Chief
                                          Strategic and Administrative Officer

     * Thomas C. Schneider                Executive Vice President

       Robert G. Scott                    Executive Vice President and Chief
                                          Financial Officer

     * Laura D'Andrea Tyson               Dean of the Walter A. Haas School of
       Haas School of Business            Business, University of California,
       Room S 545                         Berkeley
       Berkeley, California  94720-1900

-------------------

*      Director

2.  MSREF III, INC.

    Name and Business Address  Present Principal Occupation
    -------------------------  ----------------------------

    *John A. Henry, IV         Principal of Morgan Stanley & Co. Incorporated;
                               Vice President of MSREF III, Inc.

    *William M. Lewis          Managing Director of Morgan Stanley & Co.
                               Incorporated; President of MSREF III, Inc.

    *Owen D. Thomas            Managing Director of Morgan Stanley & Co.
                               Incorporated; Vice President of MSREF III, Inc.

-------------------

*      Director

                                 EXHIBIT INDEX


                 Exhibit
                   No.     Description
                ---------  -----------

                    1      Amendment to Securities Purchase Agreement